Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Mate Beverage Inc.
4461 WOODED OAKS NW
KENNESAW, GA 30152
https://www.drinkmatebeverage.com

Up to $1,235,000.00 in Common Stock at $2.50
Minimum Target Amount: $124,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Mate Beverage Inc.
Address: 4461 WOODED OAKS NW, KENNESAW, GA 30152
State of Incorporation: DE
Date Incorporated: December 09, 2024

Terms:

Equity

Offering Minimum: $124,000.00 | 49,600 shares of Common Stock
Offering Maximum: $1,235,000.00 | 494,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.50
Minimum Investment Amount (per investor): $500.00

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives & Bonuses

Loyalty Bonus: 10%

As you have shown interest in Mate Beverage, you are eligible for additional bonus shares.

Audience description can include: previous investors, customers, friends and family

Time-Based Perks

Early Bird 1: Invest $500+ within the first 2 weeks | 3% bonus shares

Early Bird 2: Invest $1,000+ within the first 2 weeks | 5% bonus shares

Early Bird 3: Invest $5,000+ within the first 2 weeks | 10% bonus shares

Early Bird 4: Invest $10,000+ within the first 2 weeks | 15% bonus shares

Early Bird 5: Invest $25,000+ within the first 2 weeks | 20% bonus shares

Early Bird 6: Invest $50,000+ within the first 2 weeks | 25% bonus shares

Amount-Based Perks

Tier 1 Perk: $500 investment - Receive 5% off on all Mate Beverage products online (excluding alcohol purchases).

Tier 2 Perk: $1,000 investment - Includes an (1) sponsored Mate Beverage hoodie + 10% off online purchases (excluding alcohol purchases)

Tier 3 Perk: $5,000 investment - 5% bonus shares + a sponsored package of new Mate! custom gear for one individual

Tier 4 Perk: $10,000 investment - 10% bonus shares + Free tickets (2) to the Mate! Launch party, or sponsored event in your specific state, free sponsored Mate! Gear packages (2) for the year

Tier 5 Perk: $25,000 investment - 15% bonus shares + Free tickets (4) to the Mate! Launch party, or sponsored event in your specific state, free sponsored Mate! gear for 2 years for you and a friend (4 packages) and any new products shipped to your door for pre tasting before launch.

Tier 6 Perk: $50,000+ - 20% bonus shares + 6 VIP access tickets to all Mate Beverage - sponsored events for 2 years, free sponsored Mate! gear for 2 years for you and a friend (4 packages each) and any new products shipped to your door for pre tasting before launch for life and early access expansion investment opportunities.

Be sure to explore our innovative products and join us in revolutionizing the fitness beverage market. Visit us at www.drinkmatebeverage.com for more information. Together, let's make Mate Beverage the drink of choice for sports and fitness enthusiasts everywhere!

Be sure to explore our innovative products and join us in revolutionizing the fitness beverage market. Visit us at www.drinkmatebeverage.com for more information. Together, let's make Mate Beverage the drink of choice for sports and fitness enthusiasts everywhere!

*Perks and discounts, including those applicable to mate beverages, are subject to individual State Liquor Laws and may change based on restrictions in states where shipping is not permitted. Investors should note that availability of these benefits varies depending on state-specific regulations, and some perks may not be accessible in certain locations. Please consult your local regulations or contact us for more information.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Mate Beverage Inc. will offer 10% additional bonus interest for all investments that are committed by investors who are eligible for the StartEngine Crowdfunding, Inc. Venture Club Bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.50/ share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $250.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus, and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Mate Beverage is the creator of Mate!, the world's first ready-to-drink (RTD) vodka protein water. With 4.5% alcohol and 8 grams of plant-based protein, Mate! offers a unique alternative in the functional beverage space, merging the benefits of protein with a refreshing alcoholic experience. Free from gluten, dairy, and high-fructose corn syrup, Mate! is vegan and available in four flavors: Watermelon, Pineapple, Lime & Mint, and Peach. Mate Beverage meets the demand for innovative, health-conscious alcoholic options, especially in fitness and outdoor-focused markets.

Corperate Histories:

Mate Beverage, LLC was incorporated/formed on 9/28/2022 in the state of Georgia.

Mate Beverage, LLC then converted to Mate Beverage, Inc, a Delaware c-corp, on 12/9/2024.

Competitors and Industry

Currently available in three states, Mate Beverage is expected to expand to five by year-end, with a long-term goal of establishing a presence in all 50 states. The brand plans to enter international markets such as the UK, Australia, and the EU, where demand for functional beverages is also rising.

While Mate Beverage has competitors with similar elements—like High Noon (vodka-based) and MomWater (noncarbonated)—we believe it is the only brand that combines protein and vodka in one beverage.

Current Stage and Roadmap

Mate Beverage is actively in-market, with confirmed sales in several states and additional distribution agreements in progress.

Mate Beverage plans to expand to all 50 U.S. states, launch a non-alcoholic version, and pursue international distribution. Future goals include partnerships with major athletic events and venues, such as F1 and Spartan Race, as well as retail giants like Whole Foods and Trader Joe's.

The Team

Officers and Directors

Name: Christopher Wolstenholme

Christopher Wolstenholme's current primary role is with . Christopher Wolstenholme currently services N/A hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Preferred Stock in the amount of up to $124,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with No Voting Rights
The Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Preferred Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition.

This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense,

it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely

impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 494,000 of Common Stock.

> Common Stock

The amount of security authorized is 4,000,000 with a total of 2,000,000 outstanding.

> Voting Rights

One vote per share. Shares purchased in this offering contain a voting proxy, please see below.

> Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

We have NOT made any issuances of securities within the last three years.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2022 was $0.00 compared to $8,064 in fiscal year 2023.

Fiscal year 2022 and for most of 2023 was the process of Research and Development, ensuring that both state and federal legal requirements were met to ensure faster approvals once expansion occurs and making sure that all governmental laws were adhered to, as we were the first to put Protein and Vodka together in an RTD form.

We managed to bring Mate! to market in early Nov 2023 and the revenue was on the first order placed by the distributor in Georgia.

Cost of Sales

Cost of Sales for fiscal year 2022 was $0 compared to $72,000 in fiscal year 2023.

Cost of sales is not an indicative marker as pilot run costs are significantly more than standard runs as set up fees, licensing fees and MOQ's are present in the first run of 2023 to create the product as it was also made at the very end of the fiscal year. This will be better answered for the cost of sales from 2023 - 2024 when the time comes.

Gross Margins

Gross margins for fiscal year 2022 were $0. compared to $4 per case.

Gross margins are affected in the same manner as Cost Of Sales. As no product was made or sold in 2022, but was made and sold in 2023, this will be better answered in 2024 against the 2023 sales as there will have been larger run sizes and more solidified pricing structures with not only the Co-Packer but the Suppliers of the raw material as well.

Expenses

Expenses for fiscal year 2022 were $63,198 compared to $78,747 in fiscal year 2023.

The increase in expenses comes from purchasing the raw materials for creation of Mate! itself, increased marketing and advertising, travel, legal fees, tastings and related expenses to the sale of a new product into market.

2024 will have less expenses thanks to the roll over product that was created in 2023 but sold in 2024.

Historical results and cash flows:

The Company is currently in the stage: revenue generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because as we start to expand and grow into new markets we will require further expense into Marketing and Advertising, legal expenses being approved for sale into new states, sponsorship and event expenses and the hiring of sales people in each state to drive revenue further. Past cash was primarily generated through the investment of the Founder and CEO's personal cash holdings to ensure the company stayed afloat while we moved forward into the product sale and revenue stage. Our goal is to drive a significant push into country wide marketing spaces, grow into more states, hire employees to further drive sales and become the alcoholic beverage of choice of the fitness and outdoor activities space that Michelob Ultra currently occupies. The historical cash flows of the company are nowhere NEAR indicative of the future because as we drive marketing and sales, the purchasing rate will increase creating greater revenue opportunity.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of Oct 2024, the Company has capital resources available in the form of revenue generated by the sales of Mate! via distribution companies orders, and private finance from Founder and CEO Christopher Wolstenholme. Current cash on hand is $2,500, with outstanding invoices of $5,500 awaiting to be paid to mate. Mate! does not have any current loans or lines of credit etc - Chris, works diligently to ensure that Mate! does not over extend itself in these early stages that would require payback which in turn would slow down growth and expansion.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support larger case runs opening up greater gross margins per case, further state expansion, hiring of marketing agencies for greater market awareness, sponsorship opportunities, warehouse storage and office growth for faster delivery when orders come through and staff hiring for continued sales and growth of Mate! Beverage as a company.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 90% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum funding goal of $15,000, we anticipate the Company will be able to operate for 6 - 8 more months. This is based on a current monthly burn rate of $4,000 for expenses related to online subscriptions, legal licenses and approvals, freight and shipping, minimal salary for the owner for tax purposes. Through the continued partnerships that are currently signed, growth through current state expansion and sales in new stores that are coming on board, with the minimum raised, the stock Mate! currently has available for sale, we can last 6 - 8 more months.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum funding goal, we anticipate the Company will be able to operate for 2+ years. This is based on a projected monthly burn rate of [$53,000] for expenses related to salaries for employees across multiple states, PR & Advertising, Warehouse leasing and office related expenses, travel and related expenses, legal licensing approvals and advisement - this does not include creation of product as this will be sold back for profit and will therefore not be considered in the burn rate.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including a new funding round of when we decide to expand globally into other countries, when Mate! decides to create a non-alc version of their product for greater sale and which will be more direct to consumer style we will also look at either keeping this in house, or create an opportunity to become part of the opportunity as well based on how well this fundraising round and subsequent growth performs.

Indebtedness

Related Party Transactions

- Name of Person: Jenny De Vaughn

Relationship to Company: Family member
Nature / amount of interest in the transaction: $25,000.00 Note placed against her 401k through her employer ADP
Material Terms: $25,000.00

Valuation

Pre-Money Valuation: $5,000,000.00

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

Use of Proceeds

If we raise the Target Offering Amount of $124,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Deferred Fee
  12.0%
  StartEngine Deferred Fee

- Research & Development
  2.5%
  We will use 2.5% of the funds raised for market and customer research, new product development and market testing.

- Company Employment
  38.0%
  We will use 38% of the funds to hire key personnel for daily operations, including the following roles: a sales member for each state we are currently in and expecting to expand too as well as a company bookkeeping / payroll manager. Wages to be commensurate with training, experience and position.

- Working Capital
  16.0%
  We will use 16% of the funds for working capital to cover expenses for the product expansion, warehouse and office rental, travel and associated costs for state expansion, outside PR and Marketing team as well as ongoing day-to-day operations of the Company.

- Marketing
  2.0%
  We will use 2% of the funds to market the crowdfunding campaign.

- Inventory
  24.0%
  We will use 24% of the funds raised to purchase inventory for the Company's product in preparation of expansion and new contract fulfillment requirements.

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Research & Development
  4.5%
  We will use 4.5% of the funds raised for market and customer research, new product development and market testing.

- Company Employment
  40.0%
  We will use 40% of the funds to hire key personnel for daily operations, including the following roles: a sales member for each state we are currently in and expecting to expand too as well as a company bookkeeping / payroll manager. Wages to be commensurate with training, experience and position.

- Working Capital

18.0%

We will use 18% of the funds for working capital to cover expenses for the product expansion, warehouse and office rental, travel and associated costs for state expansion, outside PR and Marketing team as well as ongoing day-to-day operations of the Company.

- Marketing
2.0%
We will use 2% of the funds to market the crowdfunding campaign.

- Inventory
30.0%
We will use 30% of the funds raised to purchase inventory for the Company's product in preparation of expansion and new contract fulfillment requirements.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.drinkmatebeverage.com (www.drinkmatebeverage.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/matebeverage

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Mate Beverage Inc.

[See attached]

Mate Beverage LLC
(the "Company")
a Georgia Limited Liability Company

Financial Statements (unaudited) and Independent Accountant's Compilation Report

Years Ended December 31, 2023 and December 31, 2022

Table of Contents



Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S COMPILATION REPORT

To: Mate Beverage LLC., Management

Management is responsible for the accompanying financial statements of Mate Beverage, LLC, which comprise the balance sheets as of December 31, 2023 and 2022 and the related statements of income, changes in stockholders' equity, and cash flows for the years that ended, and the related notes to the financial statements in accordance with accounting principles generally accepted in the United States of America.

We have performed this compilation engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. We did not audit or review the financial statements nor were we required to perform any procedures to verify the accuracy or completeness of the information provided by management. We do not express an opinion, a conclusion, nor provide any assurance on these financial statements.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
November 6, 2024

STATEMENT OF FINANCIAL POSITION

	As of December 31,	
	2023	**2022**
ASSETS		
Current Assets:		
Accounts Receivable	8,064	-
Inventory	28,800	-
Sales Tax Receivable	2,265	-
Total Current Assets	39,129	-
TOTAL ASSETS	39,129	-
LIABILITIES AND EQUITY		
Current Liabilities:		
Sales Tax Payable	2,265	-
Total Current Liabilities	2,265	-
TOTAL LIABILITIES	2,265	-
EQUITY		
Member's Capital	170,745	63,198
Retained Earnings (Accumulated Deficit)	(133,881)	(63,198)
TOTAL EQUITY	36,864	-
TOTAL LIABILITIES AND EQUITY	39,129	-

See Accountant's Compilation Report and Accompanying Notes to these Unaudited Financial Statements

STATEMENT OF OPERATIONS

	Year Ended December 31,	
	2023	**2022**
Revenues		
Revenues	8,064	-
	-	-
Gross Profit	8,064	-
Operating Expenses		
Research & Development Expenses	58,654	57,000
General and Administrative Expenses	20,093	6,108
Sales and Marketing	-	90
Total Operating Expenses	**78,747**	**63,198**
Total Loss from Operations	**(70,683)**	**(63,198)**
Net Income (Loss)	**(70,683)**	**(63,198)**

See Accountant's Compilation Report and Accompanying Notes to these Unaudited Financial Statements

STATEMENT OF CASH FLOWS

	Year Ended December 31,	
	2023	**2022**
OPERATING ACTIVITIES		
Net Income (Loss)	(70,683)	(63,198)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Receivable	(8,064)	-
Inventory	(28,800)	-
Sales Tax Receivable	(2,265)	-
Sales Tax Payable	2,265	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(36,864)	-
Net Cash provided by (used in) Operating Activities	(107,547)	(63,198)
INVESTING ACTIVITIES	-	-
Net Cash provided by (used in) Investing Activities	-	-
FINANCING ACTIVITIES		
Member Capital	107,547	63,198
Net Cash provided by (used in) Financing Activities	107,547	63,198
Cash at the beginning of period	-	-
Net Cash increase (decrease) for period	-	-
Cash at end of period	-	-

See Accountant's Compilation Report and Accompanying Notes to these Unaudited Financial Statements

STATEMENT OF CHANGES IN MEMBER EQUITY

	Member's Capital		Retained earnings	Total Member's
	Units	$ Amount	(Deficit)	Equity
Beginning balance at 1/1/22	-	-	-	-
Contribution	-	63,198	-	63,198
Distribution	-	-	-	-
Net income (loss)	-	-	(63,198)	(63,198)
Ending balance at 12/31/22	-	63,198	(63,198)	-
Contribution	-	107,547	-	107,547
Distribution	-	-	-	-
Net income (loss)	-	-	(70,683)	(70,683)
Ending balance at 12/31/23	-	170,745	(133,881)	36,864

See Accountant's Compilation Report and Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Mate Beverage, LLC ("the Company") was formed in Georgia on September 28, 2022. The Company's headquarters are in Atlanta, Georgia.

The Company is the world's first Vodka Protein Water and we will be providing the first 'functional' alcoholic beverage that provides added protein alongside the alcohol that is consumed. As well as this, we stand out as one of the few Ready-To-Drink (RTD) that utilize Vodka instead of Sugar/Malt brew alcohol and we are also un-carbonated in a marketplace that is dominated by sparkling options.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Valuations based on quoted prices for identical assets and liabilities in active market

Level 2: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

There were no items that were measured at fair value as of December 31, 2023 and December 31, 2022.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had no cash as of December 31, 2023 and December 31, 2022.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Inventory

Inventory consisted primarily of raw materials, inventory in-transit and finished goods. Inventories are stated at the lower of cost or net realizable value utilizing the first-in, first-out method.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company recognizes revenues from multiple sources, which include distributor revenues, festival-style events, other events, and merchandise sales with the depiction of either its name or Koala logo.

Various distributors around the country will make purchases, in bulk to hold the product and sell it onwards. Once the distributor purchases the product from the Company, they will have 30 - 60 days (depending on agreement terms) to make payment. Pricing is pre-determined and is set based on the taxes imposed upon by each state, and the pricing that the Company wants the end retail purchaser to pay.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Income Taxes

The Company has elected to to be taxed as an S-Corporation and is therefore a pass-through entity. Any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company does not have any long-term debt or long-term commitments.

NOTE 6 – EQUITY

The Company is a Single Member Limited Liability Company.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events after December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through November 6, 2024, the date these financial statements were available to be issued.

The Company currently carries an S-Corporation election. It plans to Convert the LLC to a C-Corporation to conduct the Regulation Crowdfunding raise.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]





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GET A PIECE OF MATE BEVERAGE

Vodka Protein Water, yes you read that right — For Fun, Fitness, and Flavor.

Mate! Beverage is a pioneer in the Ready-to-Drink (RTD) market with its vodka protein water, now available in four states and expanding to more, IA by January 2025. We're currently in upscale fitness centers like Lifetime Fitness and Crunch Fitness and retail chains such as Total Wine. With our federal licensing and partnerships, we are positioned for potential growth and larger production runs, aiming to expand into new markets. We plan to hire additional sales personnel to enhance our expansion efforts and explore new territories.

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Get Equity

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

ONE OF AMERICA'S FIRST VODKA PROTEIN WATER
MATE! PINEAPPLE VODKA WATER
MATE! PEACH VODKA WATER
MATE! WATERMELON VODKA WATER
MATE! LIME & MINT VODKA WATER

OVERVIEW | ABOUT | TERMS | DISCUSSION | INVESTING FAQS

Get Equity
$2.50 Per Share

MIN INVEST $500

VALUATION $5M

REASONS TO INVEST

Innovative Beverage: We believe we're the world's first vodka protein water—8g pea protein, vegan, and uncarbonated,

offering a better-for-you drinking option.

 The hard seltzer market in the U.S.is projected to grow at a CAGR of 13.6% from 2024 to 2030 with a dollar value of 24.86 billion dollars in 2024 to 57.34 billion dollars in 2030. Consumers are becoming increasingly health-conscious and are looking for lower-calorie, lower-sugar alternatives to traditional alcoholic beverages and Mate! satisfies both of these market needs."

 Your investment aims to support our expansion into new states, facilitate larger production runs, and strengthen our marketing efforts as we pursue national distribution.

TEAM

 **Christopher Wolstenholme • Founder & CEO**

Chris Wolstenholme has over 20 years of hospitality industry experience, which expands multiple countries and major cities. Born in Australia, his career has taken him to Melbourne, London, aboard Superyachts throughout the Mediterranean and most recently America. Chris is a well versed beverage industry professional and has run profitable venues in a notoriously hard industry to turn a profit, hospitality. He has grown Mate! from being stocked in a single store in Kennesaw, GA - to over 100 stores across four states in under a year.

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THE OPPORTUNITY

A Refreshing Take on Wellness



ONE OF AMERICA'S FIRST VODKA PROTEIN WATER

8G OF PLANT-BASED PROTEIN

4.5% ALCOHOL

ZERO CARBONATION

VEGAN

GLUTEN-FREE

DAIRY-FREE



The rise of health-conscious consumers has left a gap in the alcoholic beverage market for drinks that offer more than empty calories. Mate! Beverage fills this space with what we believe to be the first-of-its-kind vodka protein water—8g of pea protein (a well-known vegan protein replacement), 4.5% by vodka, and zero carbonation.

Our mission is to offer a refreshing, protein-packed drink aimed at enhancing social and fitness experiences. Unlike traditional RTD offerings, Mate! is uncarbonated, which may help reduce bloating and offers a smooth drinking experience. As a vegan, gluten-free, and dairy-free product, it caters to modern lifestyles seeking both fun and wellness! Our business model focuses on strategic retail partnerships, with revenue coming from both direct sales and wholesale distribution.

THE MARKET & OUR TRACTION

Fueling the Future: Mate! Beverage

FOR FITNESS, FUN, AND FLAVOR

The Ready-to-Drink (RTD) is thriving, and **Mate!** is set to capture a unique niche in this growing market.



AVAILABLE IN

- 📍 GA
- 📍 FL
- 📍 NC
- ⚠️ Set to expand to NJ and IA by December

CURRENT PARTNERS

LIFE TIME

Total Wine & MORE

- ⚠️ Potential discussions with Trader Joe's and Whole Foods

!



NEW FLAVOR VARIETY PACKS

Any forward-looking statements are based on our current understanding and assumptions, and actual results may vary. Investors should consider these risks when evaluating potential outcomes.

The RTD market is thriving, with market projections indicating growth from $18.2 billion in 2024 to $47.3 billion by 2032[1]. Mate! Beverage is currently available in Georgia, Florida, North Carolina, and New Jersey, and we aim to expand into Iowa, with plans targeting

December for this rollout. We're also excited to share that Mate! can now be found in six Total Wine & More locations across New Jersey.

We have experienced strong repurchase rates from retail partners and have launched new 8-pack variety packs. Other partnerships include Lifetime Fitness and Crunch Fitness, with ongoing discussions to explore opportunities with Trader Joe's and Whole Foods. With limited competition in the vodka protein category, Mate! aims to carve out a unique niche in this growing market.

ABOUT

HEADQUARTERS
4461 WOODED OAKS NW
KENNESAW, GA 30152

WEBSITE
View Site ↗

Mate! Beverage is a pioneer in the Ready-to-Drink (RTD) market with its vodka protein water, now available in four states and expanding to more, IA by January 2025. We're currently in upscale fitness centers like Lifetime Fitness and Crunch Fitness and retail chains such as Total Wine. With our federal licensing and partnerships, we are positioned for potential growth and larger production runs, aiming to expand into new markets. We plan to hire additional sales personnel to enhance our expansion efforts and explore new territories.

TERMS

Mate Beverage

Overview

PRICE PER SHARE
$2.50

VALUATION
$5M

DEADLINE ⓘ
Dec. 10, 2024 at 11:59 PM UTC

FUNDING GOAL ⓘ
$124K - $1.24M

Breakdown

MIN INVESTMENT ⓘ
$500

OFFERING TYPE
Equity

MAX INVESTMENT ⓘ
$1,235,000

SHARES OFFERED
Common Stock

MIN NUMBER OF SHARES OFFERED

49,600

MAX NUMBER OF SHARES OFFERED

494,000

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum →

Financials ⌃

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$39,129	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$8,064	$0
Short-Term Debt	$0	$0
Long-Term Debt	$0	$0
Revenue & Sales	$8,064	$0
Costs of Goods Sold	$0	$0
Taxes Paid	$0	$0

Net Income	-$70,683	-$63,198

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives & Bonuses

Loyalty Bonus: 10%

As you have shown interest in Mate Beverage, you are eligible for additional bonus shares.

Audience description can include: previous investors, customers, friends and family

Time-Based Perks

Early Bird 1: Invest $500+ within the first 2 weeks | 3% bonus shares

Early Bird 2: Invest $1,000+ within the first 2 weeks | 5% bonus shares

Early Bird 3: Invest $5,000+ within the first 2 weeks | 10% bonus shares

Early Bird 4: Invest $10,000+ within the first 2 weeks | 15% bonus shares

Early Bird 5: Invest $25,000+ within the first 2 weeks | 20% bonus shares

Early Bird 6: Invest $50,000+ within the first 2 weeks | 25% bonus shares

Amount-Based Perks

Tier 1 Perk: $500 investment - Receive 5% off on all Mate Beverage products online (excluding alcohol purchases).

Tier 2 Perk: $1,000 investment - Includes an (1) sponsored Mate Beverage hoodie + 10% off online purchases (excluding alcohol purchases)

Tier 3 Perk: $5,000 investment - 5% bonus shares + a sponsored package of new Mate! custom gear for one individual

Tier 4 Perk: $10,000 investment - 10% bonus shares + Free tickets (2) to the Mate! Launch party, or sponsored event in your specific state, free sponsored Mate! Gear packages (2) for the year

Tier 5 Perk: $25,000 investment - 15% bonus shares + Free tickets (4) to the Mate! Launch party, or sponsored event in your specific state, free sponsored Mate! gear for 2 years for you and a friend (4 packages) and any new products shipped to your door for pre tasting before launch.

Tier 6 Perk: $50,000+ - 20% bonus shares + 6 VIP access tickets to all Mate Beverage - sponsored events for 2 years, free sponsored Mate! gear for 2 years for you and a friend (4 packages each) and any new products shipped to your door for pre tasting before launch for life and early access expansion investment opportunities.

Be sure to explore our innovative products and join us in revolutionizing the fitness beverage market. Visit us at www.drinkmatebeverage.com for more information. Together, let's make Mate Beverage the drink of choice for sports and fitness enthusiasts everywhere!

Be sure to explore our innovative products and join us in revolutionizing the fitness beverage market. Visit us at www.drinkmatebeverage.com for more information. Together, let's make Mate Beverage the drink of choice for sports and fitness enthusiasts everywhere!

Perks and discounts, including those applicable to mate beverages, are subject to individual State Liquor Laws and may change based on restrictions in states where shipping is not permitted. Investors should note that availability of these benefits varies depending on state-specific regulations, and some perks may not be accessible in certain locations. Please consult your local regulations or contact us for more information.

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Mate Beverage Inc. will offer 10% additional bonus interest for all investments that are committed by investors who are eligible for the StartEngine Crowdfunding, Inc. Venture Club Bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.50/ share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $250.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus, and the Loyalty Bonus in addition to the aforementioned bonus.

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FAQS

How much can I invest?

With Regulation A+, a non-accredited investor can only invest a maximum of 10% of their annual income or 10% of their net worth per year, whichever is greater. There are no restrictions for accredited investors.

With Regulation Crowdfunding, non-accredited investors with an annual income or net worth less than $124,000 are limited to invest a maximum of 5% of the greater of those two amounts. For those with an annual income and net worth greater than $124,000, they are limited to investing 10% of the greater of the two amounts.

When will I receive my shares?

At the close of an offering, all investors whose funds have "cleared" by this time will be included in the disbursement. At this time, each investor will receive an email from StartEngine with their Countersigned Subscription Agreement, which will serve as their proof of purchase moving forward.

Please keep in mind that a company can conduct a series of "closes" or withdrawals of funds throughout the duration of the campaign. If you are included in that withdrawal period, you will be emailed your countersigned subscription agreement and proof of purchase immediately following that withdrawal.

What will the return on my investment be?

StartEngine assists companies in raising capital, and once the offering is closed, we are no longer involved with whether the company chooses to list shares on a secondary market or what occurs thereafter. Therefore, StartEngine has no control or insight into your investment after the close of the live offering. In addition, we are not permitted to provide financial advice. You may want to contact a financial professional to discuss possible investment outcomes.

Can I cancel my investment?

For Regulation Crowdfunding, investors are able to cancel their investment at any point throughout the campaign up until 48 hours before the closing of the offering. Note: If the company does a rolling close, they will post an update to their current investors, giving them the opportunity to cancel during this timeframe. If you do not cancel within this 5-day timeframe, your funds will be invested in the company, and you will no longer be able to cancel the investment. If your funds show as 'Invested' on your account dashboard, your investment can no longer be canceled.

For Regulation A+, StartEngine allows for a four-hour cancellation period. Once the four-hour window has passed, it is up to each company to set their own cancellation policy. You may find the company's cancellation policy in the company's offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to be sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+?

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

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Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and FINRA / SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

StartEngine facilitates three types of primary offerings:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

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Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

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StartEngine Marketplace

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

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EXHIBIT D TO FORM C

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STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.